Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number +1-202-636-5543	E-mail Address rajib.chanda@stblaw.com

VIA EDGAR

July 29, 2019

Re:	SkyBridge Multi-Adviser Hedge Fund Portfolios LLC
Securities Act File No. 333-232584
Investment Company Act File No. 811-21190
SkyBridge G II Fund, LLC
Securities Act File No. 333-232583
Investment Company Act File No. 811-22561

Ms. Lisa Larkin

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Larkin:

On behalf of SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (the “Multi-Adviser Fund”) and SkyBridge G II Fund, LLC (the “G II Fund,” and, together with the Multi-Adviser Fund, the “Funds”) we hereby transmit for filing the Funds’ responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) to Shearman & Sterling LLP, previous counsel for the Funds, regarding each Fund’s Registration Statement on Form N-2 (the “Registration Statements”) filed with the Commission on July 8, 2019. To assist your review, the Staff’s comments are italicized below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statements.

Comment 1	On page 2, you asked us to confirm the amount of registration fee and the amount of shares that are carried over are in compliance with Rule 457(p) under the Securities Act of 1933 (the “1933 Act”).

Response	We note that each Fund can carry forward its unsold shares from its prior offerings pursuant to the provisions of Rule 415(a)(6) under the 1933 Act, rather than Rule 457(p). As indicated in the SEC registration fee table and the footnotes thereto, each Fund has elected to carry over its unsold shares in accordance with 415(a)(6). Answer 212.26 of the Compliance and

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Securities and Exchange Commission	July 29, 2019

Disclosure Interpretation with respect to Securities Act Rules provided by the staff of the SEC’s Corporate Finance Division states, in the relevant portion, “Alternatively, instead of including the unsold securities from the expiring registration statement [pursuant to Rule 415(a)(6)], the issuer may elect to use Rule 457(p) to utilize the fees relating to all or a portion of the unsold shares on the expiring registration statement as a fee offset.” This CDI clearly indicates that Rule 457(p) and Rule 415(a)(6) are separate options for carrying forward filing fees, in the case of Rule 457(p), or unsold shares, in the case of Rule 415(a)(6). We further note that we are not aware of any statutory text or SEC Staff interpretations that would suggest that the carry forward provisions of Rule 415(a)(6) are in any way subject to or qualified by Rule 457(p).

Comment 2	You noted that each Fund discloses that it may engage in transactions involving total return swaps. A total return swap is a senior security for purposes of Section 18 of the Investment Company Act. For Section 18 purposes, when a fund engages in total return swaps, the fund will need to set aside an appropriate amount of liquid assets. See generally, Investment Company Act Release No. 10666, April 18, 1979. Please note that the SEC has issued a release proposing to update the regulation of fund’s use of derivatives for purposes of Section 18 of the Investment Company Act. Accordingly, please be aware that the SEC could issue a new rule and/or guidance relating to the Funds’ use of derivatives, such as total return swaps and leverage, which could impact the manner in which the Funds operate.

Response	The Funds acknowledge the comment. However, please be advised that the Funds have never engaged in such a transaction. All swaps activity to date has been at the level of the underlying funds.

Comment 3	You suggested that we further clarify Mr. Messing’s role as an Advisory Director. You also asked for a supplemental explanation of Mr. Messing’s indemnification and insurance protections referred to in the existing disclosure.

Response

Regarding the further clarification, each Fund has added disclosure as follows: “Mr. Messing is a non-voting member of the Board and his presence or absence has no effect for purposes of any quorum or voting requirement of the Board. He is generally invited to and expected to attend and advise on the business of regular, special and telephonic Board meetings. He may also present motions before the Board.”

Regarding Mr. Messing’s rights to indemnification and insurance, we supplementally confirm that, in connection with his appointment as an Advisory Director, each Fund’s Board of Directors vested him with indemnification rights and directed that he be added to the Fund’s D&O insurance policy.

Securities and Exchange Commission	July 29, 2019

Comment 4	In connection with each Fund’s description of its Automatic Dividend Reinvestment Plan, you asked whether there is a charge to receive distributions in cash, such as a wire transfer fee, and, if so, to disclose such arrangement and include the fee in a line item in the fee table.

Response	We confirm each Fund does not charge such a fee. It is possible that the individual shareholder’s bank, broker or other intermediary may charge such a fee, but it would be speculative to include any further information in that respect.

Comment 5	Under the “Authorized Shares” sub-heading under “Additional Information Regarding the Limited Liability Company Agreement” in the Registration Statement, you asked us to add an “Amount Outstanding” column to the Authorized Shares table.

Response	Each Fund has made the requested changes.

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Please do not hesitate to contact me at (202) 636-5543 if you have comments or if you require additional information regarding the Registration Statements.

Respectfully submitted,

/s/ Rajib Chanda

Rajib Chanda

cc:	A. Marie Noble (Chief Compliance Officer of each Fund and General Counsel of the Adviser)

Christopher Hutt (Vice President of each Fund and the Adviser)

Ryan Brizek (Simpson Thacher & Bartlett LLP)

Aviva Grossman (Perkins Coie LLP)

Carl Frischling (Perkins Coie LLP)

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